Jenner & Block LLP

919 Third Avenue

New York, New York 10022-3908

February 2, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Green Thumb Industries Inc.

Amendment No.2 to Registration Statement on Form S-1 (File No. 333-248213)

Ladies and Gentlemen:

On behalf of Green Thumb Industries Inc., a corporation organized under the Business Corporations Act (British Columbia) (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1 (the “Form S-1”), together with Exhibits, marked to indicate changes from the Amendment No. 1 to Registration Statement on Form S-1 as filed with the Securities and Exchange Commission (the “Commission”) on January 19, 2021.

Amendment No. 2 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in an e-mail letter, dated February 1, 2021 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Form S-1. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 2.

The Company has asked us to convey the following as its responses to the Staff:

Registration Statement on Form S-1

1.

We note that you present your cash and cash equivalents and capitalization on a pro forma as adjusted basis to give effect to certain adjustments and to reflect the issuance and sale of Subordinate Voting Shares in the offering at an assumed offering price and after deducting estimated offering expenses. Please revise your disclosure to include a footnote explaining that this reflects the maximum proceeds that may be obtained in the offering.

Response to Comment 1

Please see revised disclosure on page 35 which includes a footnote explaining that our cash and cash equivalents and capitalization presented on a pro forma as adjusted basis reflects the maximum proceeds that may be obtained in the offering.

2.	Please update your compensation disclosures to provide information for the year ended December 31, 2020.

Response to Comment 2

Please see revised compensation disclosures beginning on page 95 which provides information for the year ended December 31, 2020.

* * * *

Green Thumb Industries Inc.

If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at mglass@jenner.com or (212) 891-1672.

Sincerely,

/s/ Martin C. Glass

Martin C. Glass

cc:	Benjamin Kovler
Green Thumb Industries Inc.